

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Joseph K. Belanoff
Chief Executive Officer
Corcept Therapeutics, Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

      Re: Corcept Therapeutics, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 26, 2010
            File No. 0-50679

Dear Mr. Belanoff:

      We have completed our review of your filing and do not have any further comments at this time.

            Sincerely,

            Joel Parker
            Accounting Branch Chief